Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

UBS Multi-Strat Fund, L.L.C.

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund’s tender offer.

May 25, 2006

Dear UBS Multi-Strat Fund, L.L.C. Investor:

We are writing to inform you of important dates related to the tender offer by UBS Multi-Strat Fund, L.L.C. (the “Fund”). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on May 25, 2006 and end on June 23, 2006. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund’s Administrator, PFPC Inc. (“PFPC”), in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter), in good order, by June 23, 2006. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling (877) 431-1973.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Tender Offer Administrator at our Administrator, (877) 431-1973.

Sincerely,

UBS Multi-Strat Fund, L.L.C.